UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                  FORM 11-K



(Mark One):
(X)  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]. For the fiscal year ended December 31, 1998

                                      OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
     For the transition period from                to



                          Commission file no.  2-61045



     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


               THE SAVINGS AND INVESTMENT PROGRAM FOR EMPLOYEES OF
                        UNION CARBIDE CORPORATION AND
                      PARTICIPATING SUBSIDIARY COMPANIES




     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                           UNION CARBIDE CORPORATION
                             39 OLD RIDGEBURY ROAD
                             DANBURY, CT 06817-0001











       Total number of sequentially numbered pages in this filing including exhibits thereto:  20

        THE SAVINGS AND INVESTMENT PROGRAM FOR EMPLOYEES OF UNION CARBIDE
             CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES




                                     INDEX



                                                                       Page

Financial Statements

      Statement of Net Assets Available for Benefits -
            December 31, 1998 and 1997                                   3

      Statement of Changes in Net Assets Available for Benefits -
            Year Ended December 31, 1998                                 4

      Notes to Financial Statements                                     5-10

Supplemental Schedules

      Line 27a - Schedule of Assets Held for Investment Purposes -
            December 31, 1998                                          11-15

      Line 27d - Schedule of Reportable Transactions -
            Year Ended December 31, 1998                                16

Signature                                                               17

Independent Auditors' Report                                            18

Exhibit Index                                                           19

      THE SAVINGS AND INVESTMENT PROGRAM FOR EMPLOYEES OF UNION CARBIDE
             CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

               STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                        (millions of dollars)

                                                                   As of
                                                                December 31,
                                                             1998         1997
                                     ASSETS
Investments:
  Union Carbide Corporation Common Stock - 4,978,564
    shares and 5,404,593 shares at market value......... $  211.6     $  232.1
  Union Carbide Corporation Common Stock held by the ESOP -
    14,564,984 shares and 15,370,245 shares at market value
      Unallocated.......................................    292.9        349.3
      Allocated.........................................    326.3        310.7
  Praxair, Inc. Common Stock - 1,192,630 shares and
    1,315,250 shares at market value....................     42.0         59.2
  United States Savings Bonds at current redemption
    value...............................................      2.1          1.8
  Short-term securities at market value.................      4.8          4.3
  Investment in common/collective trust.................      1.6           -
  Fixed Income Fund - 9,135,968 units and
    9,062,244 units - per unit value $84.21 and $79.14.     769.3        717.2
  Fidelity Equity-Income Fund, managed for the Trustee
    by Fidelity Investments - 1,137,372 shares and
    1,055,978 shares at market value....................     63.2         55.4
  Spartan U.S. Equity Index Fund, managed for the
    Trustee by Fidelity Investments - 2,351,447 shares
    and 2,016,765 shares at market value................    103.4         70.6
  Fidelity Magellan Fund, managed for the Trustee by
    Fidelity Investments - 868,396 shares and 775,773
    shares at market value..............................    104.9         73.9
  Fidelity Contrafund, managed for the Trustee by
    Fidelity Investments - 1,263,440 shares and 1,136,953
    shares at market value..............................     71.8         53.0
  Fidelity Growth Company Fund, managed for the
    Trustee by Fidelity Investments - 718,517 shares
    and 686,565 shares at market value..................     36.7         29.7
Loans to participants...................................     59.1         58.9
Participants' contributions receivable..................      0.1          0.9
                Total assets............................ $2,089.8     $2,017.0

                                  LIABILITIES

Amounts payable to participants......................... $     -     $     0.3
ESOP loan payable to Union Carbide Corporation..........     66.9         79.8
Other liabilities.......................................      3.8          3.0
                Total liabilities....................... $   70.7     $   83.1

                Net assets available for benefits....... $2,019.1     $1,933.9

The Notes to Financial Statements on pages 5 through 10 should be read in conjunction with this statement.

      THE SAVINGS AND INVESTMENT PROGRAM FOR EMPLOYEES OF UNION CARBIDE
             CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     For the Year Ended December 31, 1998
                            (millions of dollars)



Investment income:
  Dividends .......................................        $   36.4
  Interest ........................................            51.1
                                                               87.5
Net change in appreciation of investments .........            15.9
Contributions and deposits:
  Amounts deposited by participating employees ....            52.1
  Amounts contributed by participating employers ..             8.5
  Rollovers from previous employers' plans ........             1.8
                                                               62.4

Allocation of ESOP Stock to participants ..........            51.8

       Net additions ..............................           217.6

Withdrawals .......................................          (111.4)
Administrative costs and expenses .................            (2.2)
Interest expense on ESOP loan .....................            (7.6)
Allocation of ESOP Stock to participants ..........           (11.2)

       Net deductions .............................          (132.4)

Net increase ......................................            85.2

Net assets available for benefits at:
       Beginning of year ..........................         1,933.9

       End of year ................................        $2,019.1

The Notes to Financial Statements on pages 5 through 10 should be read in conjunction with this statement.

          THE SAVINGS AND INVESTMENT PROGRAM FOR EMPLOYEES OF UNION CARBIDE
             CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

                         NOTES TO FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies

Investments are stated at market value, based upon quoted market prices plus accrued income thereon, except for investments in United States Savings Bonds, which are carried at current redemption values; investments in common/ collective trusts, excluding the Columbus Circle Trust Company Funds which are part of the Fixed Income Fund, which are carried at cost which equals fair values; loans to participants, which are carried at face value, which approximates fair values; and certain investment contracts, which are carried at contract value. Fixed Income Fund investments consist of investment contracts with insurance companies, government, corporate and international securities, investments in common/collective trusts and Commercial Paper and Certificates of Deposit (see Note 6). Purchases and sales of investments are recorded on the trade date. Unrealized appreciation and depreciation of investments stated at market and fair values is recognized currently in the financial statements.

Participants' accounts are credited with participant contributions and allocations of (a) Union Carbide Corporation (the "corporation" or "UCC") common stock held by the Employee Stock Ownership Plan ("ESOP") representing UCC matching contributions and, (b) investment fund earnings of the Savings and Investment Program for Employees of Union Carbide Corporation and Participating Subsidiary Companies (the "Program"). The allocation of investment fund earnings is based upon a participant's interest in a respective investment fund.

The financial statements have been prepared on the accrual basis of accounting. The preparation of financial statements requires management to make estimates and assumptions that could affect the reported amounts of assets at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.


Note 2 - Description of the Program

The following brief description of the Program is provided for general information purposes only. Participants should refer to the Summary Plan Description.

Employees may elect to have the corporation deduct and contribute from 1% to 17 1/2% of their compensation to the Program, subject to certain Internal Revenue Code ("IRC") restrictions (see Note 7). Deducted amounts, elected by employees, up to 7 1/2% of their compensation are considered basic deductions, while additional deductions greater than 7 1/2% to 17 1/2% (in 1/2 percentage point increments) of their compensation are considered supplemental deductions. Basic and supplemental deductions can be made on either an after-tax or a before-tax basis. An employee may also elect to make a supplemental deposit to the Program in cash on an after-tax basis.

Eligible participants receive monthly allocations, based on a weighted average market price of UCC Common Stock, from the unallocated shares of UCC common stock held by the ESOP (see Note 4). This allocation, equal to 75% of their basic deductions, represents the UCC matching contribution. Employees vest in the UCC matching contributions upon allocation.

The Program maintains two trusts, one related to the ESOP portion of the program ("ESOP Trust") and one related to the other investments (collectively the "trusts").

      THE SAVINGS AND INVESTMENT PROGRAM FOR EMPLOYEES OF UNION CARBIDE
             CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

                  NOTES TO FINANCIAL STATEMENTS - (Continued)

Note 3 - Investment Programs

Participants have discretion over, and may invest their basic deductions and their supplemental deductions in 1/2 percentage point increments in any or all of: Union Carbide Corporation Common Stock, United States Savings Bonds, the Fixed Income Fund, the Fidelity Equity-Income Fund, the Spartan U.S. Equity Index Fund, the Fidelity Magellan Fund, the Fidelity Contrafund, the Fidelity Growth Company Fund, or the Discounted (UCC) Company Stock Fund. A participant may invest a supplemental deposit in any of these investment programs except for the Discounted Company Stock Fund.

Investments in Praxair, Inc. ("Praxair") Common Stock are closed to new participants and existing participants are limited to selling and are prohibited from purchasing Praxair Common Stock through the Program. Dividends earned on Praxair Common Stock are reinvested in the Fixed Income Fund.


Note 4 - Employee Stock Ownership Plan

The ESOP is an integral part of the Program. The ESOP Trust owns shares of UCC Common Stock ("ESOP Stock"). The ESOP Stock which has not yet been allocated to participants' accounts secures a 15-year 10% loan maturing in 2005 payable to the corporation. The corporation makes contributions to the ESOP Trust (see Note 2) and dividend payments on the shares held by the ESOP. In turn, the ESOP Trust makes loan payments of interest and principal. As these payments are made, shares of ESOP Stock are released and available for allocation to eligible participants. Additional shares of ESOP Stock, representing the value of dividends earned on allocated shares, are credited quarterly to participants' accounts.

Supplemental allocations of ESOP Stock are made to eligible employees based upon a profit sharing formula. The supplemental allocations are determined each year based on the corporation's quarterly returns on capital. For the years ended December 31, 1998 and 1997, the supplemental allocations of ESOP Stock totaled $23.8 million and $32.4 million, respectively. These amounts were included in the ESOP allocated balances at December 31, 1998 and 1997, respectively, and were credited to eligible employees' accounts in February of the subsequent year.


Note 5 - Expenses

Costs and expenses, if any, associated with the sale of UCC Common Stock, including stock held by the ESOP for a participant's account, are deducted from the proceeds. Similar costs and expenses associated with the purchase of UCC Common Stock are charged to participants' accounts. Fees of the trustees and investment managers are paid by the Program. For the year ended December 31, 1998, the Program paid certain administrative costs and recordkeeping expenses of the Program. The corporation paid those expenses not borne by the Program.

      THE SAVINGS AND INVESTMENT PROGRAM FOR EMPLOYEES OF UNION CARBIDE
             CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

                  NOTES TO FINANCIAL STATEMENTS - (Continued)


Note 6 - Fixed Income Fund

The Fixed Income Fund investments consist of investment contracts with insurance companies, government, corporate and international securities and investments in common/collective trusts and Commercial Paper and Certificates of Deposit.

The Fixed Income Fund in 1997 and 1998 included two bond portfolios actively managed by Pacific Investment Management Company and Jennison Associates Capital Corporation. In April 1998, funds were transferred from a common/collective trust to a third bond portfolio, actively managed by NISA Investment Advisors, L.L.C. The three portfolios consist of government, corporate and international investment grade securities. Pacific Life Insurance Company (previously Pacific Mutual Life Insurance Company), The Prudential Insurance Company of America and Greenwich NatWest were contracted to provide, in most instances, liquidity guarantees ("wrapper insurance") of these three bond portfolios in the event that participant book value withdrawals exceed 5% of the market value of the portfolios at the beginning of the calendar quarter.

The following is a summary of the Fixed Income Fund. Contract value represents original deposits under the contract credited with contractual earnings and charged for withdrawals. The contract value reported for contracts with insurance companies generally approximates fair value. Certain prior year amounts have been reclassified to conform to the current year's presentation.

                   Fund Investments
                                                             Carrying Value
                                                               December 31,
                                                            1998         1997
                                                         (millions of dollars)
Contracts with Insurance Companies, at contract value..   $131.5       $239.9

Investments in common/collective trusts................     90.1         98.4

Investments managed by Investment Firms under Wrapper
  Insurance:
    Government Securities, valued at market............    250.9        215.9
    Corporate Securities, valued at market.............    282.5        183.1
    International Securities, denominated in
      U.S. dollars, valued at market...................     19.0          8.6
    Commercial Paper, Certificates of Deposit and U.S.
      Treasury Bills...................................      9.0          0.3
    Investment in common/collective trust..............     20.5         20.0
    Unsettled purchase and sale transactions...........    (19.0)       (43.2)
    Wrapper Insurance..................................    (15.2)        (5.8)
Total Investments managed by Investment Firms..........    547.7        378.9


Total Fixed Income Fund................................   $769.3       $717.2

The average yield ranged from 6.00% to 8.67% and 6.11% to 8.63% for the years ended December 31, 1998 and 1997, respectively. The crediting interest rates, the fixed rates of return for the contracts, ranged from 5.295% to 7.80% and 5.80% to 7.80% as of December 31, 1998 and 1997, respectively.

      THE SAVINGS AND INVESTMENT PROGRAM FOR EMPLOYEES OF UNION CARBIDE
             CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

                  NOTES TO FINANCIAL STATEMENTS - (Continued)

Note 6 - Fixed Income Fund - (Continued)

The crediting interest rates for contracts with certain insurance companies are determined at inception of the contracts. For those contracts that provide for fluctuations in their crediting interest rates, the rates are reset annually and are based on an agreed-upon method. The crediting interest rates for the investments managed by investment firms under wrapper insurance are reset quarterly and are based on such factors as the individual bond portfolio's book value, duration, market value and current yield.

Additionally, the contract with The Prudential Insurance Company of America establishes a minimum annual crediting interest rate each quarter. The contract provides that in no quarter shall the annual crediting interest rate be less than 2.0%.


Note 7 - Income Tax Status

The corporation received a determination letter from the Internal Revenue Service dated May 30, 1995 stating that the Program and related trusts are designed in accordance with applicable sections of the IRC. The Program has been amended since receiving the determination letter. The Program administrator and the Program's tax counsel believe that the Program is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Participant elective tax deferred contributions for the 401(k) portion of the Program are subject to an annual maximum amount allowed by the IRC, which was $10,000 in 1998.

Employees are not subject to income tax on their salary reduction contributions to the 401(k) portion of the Program, corporation payments or other accumulations in their accounts until a distribution is made from the Program. Employee after-tax contributions are generally not subject to income tax upon distribution from the Program. An employee may withdraw an amount equal to his/her after-tax contributions made prior to 1987 without incurring any income tax. However, in the case of employee after-tax contributions made after 1986, an employee may exclude from income only the portion of the distribution that bears the same ratio to the total distribution as the employee's after-tax contributions bears to the total value of the employee's account. For employees making deferred contributions to the Program in accordance with IRC Section 401(k), distributions are generally taxed as ordinary income subject to special tax treatment afforded certain distributions that qualify as lump sum distributions under the IRC.


Note 8 - Allocation of Changes in Net Assets Available for Benefits by Investment Program

The allocation of changes in net assets available for benefits by investment program for the year ended December 31, 1998 is as follows:

                          THE SAVINGS AND INVESTMENT PROGRAM FOR EMPLOYEES OF UNION CARBIDE
                                CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

                                     NOTES TO FINANCIAL STATEMENTS - (Continued)

Note 8 - Allocation Of Changes in Net Assets Available for Benefits By Investment Program (Continued)
                                                             For the Year Ended December 31, 1998
                                                                     (millions of dollars)
                                                                Dis-            ESOP
                                                              counted           Unal-
                                             Total      UCC   Company   ESOP   located   U.S.    Fixed
                                            Savings   Common   Stock    Allo-    and   Savings  Income
                                            Program    Stock    Fund   cated    Other   Bonds    Fund

Investment income:
  Dividends...............................  $   36.4   $  4.3  $    -  $  6.3   $  7.1  $    -  $    -
  Interest................................      51.1        -       -       -      0.1     0.1    47.0
                                                87.5      4.3       -     6.3      7.2     0.1    47.0
Net change in appreciation
  (depreciation) of investments...........      15.9      8.3     2.0    (4.2)   (39.0)      -       -
Contributions and deposits:
  Amounts deposited by participating
    employees.............................      52.1      0.9    17.6       -        -     0.1    18.5
  Amounts contributed by participating
    employers.............................       8.5        -       -       -      8.5       -       -
  Rollovers from previous employers'
    plans.................................       1.8      0.2       -       -        -       -     0.3
                                                62.4      1.1    17.6       -      8.5     0.1    18.8
Allocation of ESOP Stock to participants..      51.8        -       -    51.8        -       -       -
Loan repayments (including interest)......         -      2.8       -       -        -     0.1    20.7
       Net additions (deductions).........     217.6     16.5    19.6    53.9    (23.3)    0.3    86.5
Withdrawals...............................    (111.4)    (7.2)   (1.9)  (20.3)       -    (0.1)  (62.0)
Administrative costs and expenses.........      (2.2)       -       -       -     (0.6)      -    (1.6)
Interest expense on ESOP loan.............      (7.6)       -       -       -     (7.6)      -       -
Allocation of ESOP Stock to participants..     (11.2)       -       -       -    (11.2)      -       -
Loans to participants.....................         -     (1.9)   (0.8)   (1.3)       -       -   (18.1)
Transfers among investment programs.......         -    (31.2)  (13.6)  (16.7)       -     0.1    47.3
       Net (deductions) additions.........    (132.4)   (40.3)  (16.3)  (38.3)   (19.4)      -   (34.4)
Net increase (decrease)...................      85.2    (23.8)    3.3    15.6    (42.7)    0.3    52.1
Net assets available for benefits at:
  Beginning of year.......................   1,933.9    140.8    91.3   310.7    271.4     1.8   717.2
  End of year.............................  $2,019.1   $117.0  $ 94.6  $326.3   $228.7  $  2.1  $769.3




                                                      Spartan                    Fidel-
                                            Fidelity    U.S.            Fidel-    ity
                                             Equity-  Equity   Fidelity  ity     Growth         Praxair
                                             Income    Index   Magellan Contra- Company         Common
                                             Fund      Fund     Fund    Fund     Fund   Loans   Stock

Investment income:
  Dividends...............................  $  3.6   $  1.9    $  4.8  $  5.3  $  2.5  $    -  $  0.6
  Interest................................       -        -         -       -       -     3.9       -
                                               3.6      1.9       4.8     5.3     2.5     3.9     0.6
Net change in appreciation
  (depreciation) of investments...........     3.2     19.8      20.7    11.4     5.3       -   (11.6)
Contributions and deposits:
  Amounts deposited by participating
    employees.............................     3.0      3.2       3.9     3.0     1.9       -       -
  Amounts contributed by participating
    employers.............................       -        -         -       -       -       -       -
  Rollovers from previous employers'
    plans................................      0.2      0.2       0.3     0.4     0.2       -       -
                                               3.2      3.4       4.2     3.4     2.1       -       -
Allocation of ESOP Stock to participants..       -        -         -       -       -       -       -
Loan repayments (including interest)......     0.7      1.0       1.6     1.0     0.5   (28.4)      -
       Net additions (deductions).........    10.7     26.1      31.3    21.1    10.4   (24.5)  (11.0)
Withdrawals...............................    (3.2)    (5.2)     (2.9)   (2.5)   (1.0)   (1.5)   (3.6)
Administrative costs and expenses.........       -        -         -       -       -       -       -
Interest expense on ESOP loan.............       -        -         -       -       -       -       -
Allocation of ESOP Stock to participants..       -        -         -       -       -       -       -
Loans to participants.....................    (0.6)    (0.7)     (1.3)   (0.8)   (0.5)   26.2    (0.2)
Transfers among investment programs.......     0.9     12.6       3.9     1.0    (1.9)      -    (2.4)
       Net (deductions) additions.........    (2.9)     6.7       (.3)   (2.3)   (3.4)   24.7    (6.2)
Net increase (decrease)...................     7.8     32.8      31.0    18.8     7.0     0.2   (17.2)
Net assets available for benefits at:
  Beginning of year.......................    55.4     70.6      73.9    53.0    29.7    58.9    59.2
  End of year............................   $ 63.2   $103.4    $104.9  $ 71.8  $ 36.7  $ 59.1  $ 42.0



      THE SAVINGS AND INVESTMENT PROGRAM FOR EMPLOYEES OF UNION CARBIDE
              CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

                  NOTES TO FINANCIAL STATEMENTS - (Continued)


Note 9 - Year 2000 Disclosure (unaudited)

The corporation developed and implemented remediation plans to ensure that the computer and related systems used by the corporation for the Program will be Year 2000 compliant and function properly with respect to dates in Year 2000 and thereafter. The remediation work for the Program was completed during the first quarter of 1999 using external and internal resources and the corporation expects all Program systems to continue to be operational in the future. The corporation does not anticipate that any additional effort regarding the Program's hardware and software will be necessary.

The corporation continues to communicate with its service providers such as custodians, trustees, and investment managers, to assess their ability to meet obligations to the Program in the Year 2000. All the Program's service providers have indicated that they are either currently prepared to meet their obligations to the Program or that they are actively remediating their systems in order to meet obligations in the Year 2000.

The corporation is developing a contingency plan should the Program's or the service providers' computer systems not function as expected. Reasonable worst-case scenarios include, but are not limited to, a malfunction of the Program's or a service provider's system, including shutdowns which may prevent processing of contributions, withdrawals, crediting of investment income and/or transactions between funds.

                                THE SAVINGS AND INVESTMENT PROGRAM FOR EMPLOYEES OF UNION CARBIDE
                                       CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

                                   LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                           (millions of dollars)
                                                                                                            December 31, 1998
Identity of Issuer                       Description of Investment (maturity value in millions of dollars)   Cost  Current Value
* Union Carbide Corporation              Common Stock, Par Value $1.00, Annual Dividend $0.90              $157.6         $211.6
* Union Carbide Corporation              Common Stock (ESOP-Unallocated), Par Value $1.00,
                                             Annual Dividend $0.90                                           61.9          292.9
* Union Carbide Corporation              Common Stock (ESOP-Allocated), Par Value $1.00, Annual
                                             Dividend $0.90                                                 196.4          326.3
  Praxair, Inc.                          Common Stock, Par Value $0.01, Annual Dividend $0.50                14.2           42.0
  United States Government               Series E Savings Bonds, $0.1                                         0.1            0.1
  United States Government               Series EE Savings Bonds, $2.9                                        1.4            2.0
  Fidelity Investments                   Equity-Income Fund                                                  40.7           63.2
  Fidelity Investments                   Spartan U.S. Equity Index Fund                                      55.8          103.4
  Fidelity Investments                   Magellan Fund                                                       51.2          104.9
  Fidelity Investments                   Contrafund                                                          43.8           71.8
  Fidelity Investments                   Growth Company Fund                                                 23.8           36.7
  State Street Bank and Trust Company    Short-term Investment Fund, Interest Rate 4.89%, $4.8                4.8            4.8
  Chase Manhattan Bank                   Enhanced Cash Investment Fund, Interest Rate 5.303%, $1.6            1.6            1.6
* Union Carbide Corporation              Participant Loans, 6.20% - 9.40%, Various Maturity Dates, $59.1        -           59.1


  Fixed Income Fund:
  (Where no interest rate is stated, rate is floating.)

  Contracts with Insurance Companies:

  Metropolitan Life Insurance Company    Contract No. 1583, 6.00%, $28.8                                    $28.8          $28.8
  Continental Assurance Company          Contract No. GP-24019-006, 6.69%, Due 10/28/99, $57.5               57.5           57.5
  AUSA Life Insurance Company            Contract No. UDA00001FR, 6.44%, Due 7/14/00, $45.2                  45.2           45.2
      Total Contracts with Insurance Companies                                                             $131.5         $131.5


  Investment in common/collective trusts:

  Columbus Circle Trust Company          Trust Advisors Stable Value Plus Fund, Interest Rate 6.50%, $15.2  $14.6          $15.2
  Chase Manhattan Bank                   Enhanced Cash Investment Fund, Interest Rate 5.303%, $95.4          95.4           95.4
      Total investment in common/collective trusts                                                         $110.0         $110.6


 Government Securities:

  United States Government               U.S. Treasury Bond, 0.00%, Due 10/06/01, $2.9                       $2.4           $2.5
  United States Government               Tennessee Valley Authority Note, 6.235%, Due 7/15/45, $4.9           4.9            5.3
  United States Government               U.S. Treasury Note, 0.00%, Due 8/15/01, $4.1                         3.7            3.7
  United States Government               U.S. Treasury Note, 0.00%, Due 11/15/01, $15.8                      13.4           13.9
  United States Government               U.S. Treasury Bond, 7.875%, Due 2/15/21, $1.4                        1.8            1.8
  United States Government               U.S. Treasury Bond, 12.00%, Due 8/15/13, $2.3                        3.5            3.6
  United States Government               U.S. Treasury Note, 7.50%, Due 11/15/01, $3.4                        3.7            3.7
  United States Government               FHLMC Multiclass, 3.50%, Due 11/15/07, $3.9                          3.4            3.5
  United States Government               FHLMC Multiclass, 6.00%, Due 2/15/09, $3.3                           2.9            3.3
  United States Government               FHLMC Multiclass, 9.00%, Due 12/15/05, $0.6                          0.6            0.6
  United States Government               FNMA Gtd Remic Pass, 5.85%, Due 9/16/28, $2.0                        2.0            2.0
  United States Government               FNMA Gtd Remic Pass, Due 9/25/00, $2.3                               2.2            2.3
  United States Government               FNMA Gtd Remic Pass, Due 9/17/07, $2.3                               2.4            2.5
  United States Government               FMAC Loan Receivables Tr Nt Ser 1998-D, 6.729%, Due 12/15/19, $0.6   0.6            0.6
  United States Government               Student Loan Marketing Assn MTN, 9.40%, Due 5/31/02, $0.9            0.9            0.9
  United States Government               U.S. Treasury Note, Due 7/15/02, $6.0                                6.1            6.2
  United States Government               FHLMC Corp PC 846183, Due 1/1/24, $3.0                               3.0            3.0
  United States Government               FHLMC Gold PC C80374, 8.00%, Due 1/1/26, $0.1                        0.1            0.1
  United States Government               FHLMC Gold PC D60672, 8.00%, Due 6/1/25, $0.1                        0.1            0.1
  United States Government               FHLMC Gold PC D62854, 8.00%, Due 8/1/25, $0.1                        0.1            0.1
  United States Government               FHLMC Gold PC G00922, 6.00%, Due 4/1/28, $2.0                        1.9            1.9
  United States Government               FHLMC Gold PC G00943, 6.00%, Due 6/1/28, $2.2                        2.1            2.2
  United States Government               FHLMC Gold PC G00947, 6.00%, Due 6/1/28, $0.9                        0.9            0.9
  United States Government               FNMA Pass-Through Certificate 0031848, Due 8/1/26, $0.3              0.4            0.4
  United States Government               FNMA Pass-Through Certificate 0048067, Due 10/1/25, $0.7             0.7            0.7
  United States Government               FNMA Pass-Through Certificate 0058646, Due 11/1/16, $0.3             0.3            0.3
  United States Government               FNMA Pass-Through Certificate 0060680, Due 2/1/28, $0.5              0.5            0.5
  United States Government               FNMA Pass-Through Certificate 0061661, Due 5/1/16, $0.5              0.5            0.5
  United States Government               FNMA Pass-Through Certificate 0062688, Due 5/1/28, $1.5              1.5            1.5
  United States Government               FNMA Pass-Through Certificate 0066859, 9.07%, Due 4/1/16, $0.6       0.6            0.6
  United States Government               FNMA Pass-Through Certificate 0072166, Due 5/1/28, $0.1              0.1            0.1
  United States Government               FNMA Pass-Through Certificate 0103185, 9.336%, Due 7/1/20, $0.5      0.5            0.5
  United States Government               FNMA Pass-Through Certificate 0112511, 9.233%, Due 9/1/20, $0.1      0.1            0.1
  United States Government               FNMA Pass-Through Certificate 013204, Due 6/1/25, $0.5               0.5            0.5
  United States Government               FNMA Pass-Through Certificate 013205, Due 7/1/25, $1.6               1.6            1.6
  United States Government               FNMA Pass-Through Certificate 029139, Due 7/1/26, $0.8               0.8            0.8
  United States Government               FNMA Pass-Through Certificate 040069, Due 11/1/16, $0.1              0.1            0.1


*	Party-in-interest to the Program.

                                                             - 11 -

                               THE SAVINGS AND INVESTMENT PROGRAM FOR EMPLOYEES OF UNION CARBIDE
                                       CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

                              LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (CONTINUED)
                                                      (million of dollars)
                                                                                                              December 31, 1998
Identity of Issuer                       Description of Investment (maturity value in millions of dollars)   Cost  Current Value
  United States Government               FNMA Pass-Through Certificate 041732, Due 2/1/27, $0.5               0.5            0.5
  United States Government               FNMA Pass-Through Certificate 047935, Due 5/1/27, $0.5               0.5            0.5
  United States Government               FNMA Pass-Through Certificate 054844, Due 9/1/27, $0.2               0.2            0.2
  United States Government               FNMA Pass-Through Certificate 055315, Due 10/1/17, $0.2              0.2            0.2
  United States Government               FNMA Pass-Through Certificate 067694, Due 10/1/28, $0.7              0.7            0.7
  United States Government               FNMA Pass-Through Certificate 072163, Due 2/1/28, $0.7               0.7            0.7
  United States Government               FNMA Pass-Through Certificate 291254, Due 8/1/24, $0.3               0.3            0.4
  United States Government               FNMA Pass-Through Certificate 300309, Due 12/1/24, $1.4              1.4            1.4
  United States Government               FNMA Pass-Through Certificate 303298, Due 1/1/25, $1.3               1.3            1.4
  United States Government               FNMA Pass-Through Certificate 313371, 0.00%,  Due 8/1/29, $0.3       0.3            0.3
  United States Government               FNMA Pass-Through Certificate 313769, 6.139%, Due 5/1/36, $0.6       0.6            0.6
  United States Government               GNMA II Custom 080022, Due 12/20/26, $2.2                            2.2            2.2
  United States Government               GNMA II Jumbo 008089, Due 12/20/22, $3.7                             3.8            3.8
  United States Government               GNMA II Jumbo 008830, Due 3/20/26, $1.1                              1.1            1.1
  United States Government               GNMA II Jumbo 008909, Due 7/20/25, $3.2                              3.0            3.2
  United States Government               GNMA 008781, Due 1/20/26, $1.7                                       1.7            1.8
  United States Government               GNMA 008913, Due 7/20/26, $2.4                                       2.4            2.5
  United States Government               GNMA TBA, 6.50%, Due 1/15/49, $17.4                                 17.5           17.5
  United States Government               FHLMC Gold C12729, 6.00%, Due 7/1/28, $1.0                           1.0            1.0
  United States Government               FHA Project, 7.46%, Due 8/25/23, $4.6                                4.6            4.8
  United States Government               Student Loan Marketing Assn Ln Tr, Due 7/25/04, $3.4                 3.4            3.4
  United States Government               FHLMC Multiclass, 9.05%, Due 6/15/19, $0.7                           0.8            0.8
  United States Government               FHLMC Multiclass, 6.40%, Due 12/15/17, $5.2                          5.2            5.2
  United States Government               FHLMC Multiclass, 6.50%, Due 7/15/17, $2.6                           2.6            2.6
  United States Government               FHLMC Multiclass, 6.50%, Due 7/15/21, $6.5                           6.0            6.5
  United States Government               FHLMC Multiclass, 7.00%, Due 9/15/21, $4.7                           2.3            0.4
  United States Government               FHLMC Multiclass, 7.00%, Due 8/15/22, $1.6                           1.6            1.7
  United States Government               FNMA Gtd Remic Pass, 6.50%, Due 7/18/12, $9.5                        9.5            9.7
  United States Government               FNMA Gtd Remic Pass, 7.00%, Due 11/25/06, $0.7                       0.2            0.1
  United States Government               FNMA Gtd Remic Pass, 8.00%, Due 7/25/20, $0.1                        0.1            0.1
  United States Government               FNMA Gtd Remic Pass, 8.00%, Due 12/25/06, $6.8                       7.2            7.1
  United States Government               FHLB Cons Bd, 5.53%, Due 2/3/00, $3.6                                3.6            3.7
  United States Government               FHLMC, 5.75%, Due 4/15/08, $0.8                                      0.8            0.8
  United States Government               FHLMC, 5.75%, Due 7/15/03, $4.6                                      4.6            4.8
  United States Government               FHLMC Deb, 4.75%, Due 12/14/01, $0.9                                 0.9            0.9
  United States Government               FHLB, 5.125%, Due 9/15/03, $0.3                                      0.3            0.3
  United States Government               FNMA MTN, 5.75%, Due 2/15/08, $0.3                                   0.3            0.3
  United States Government               FNMA MTN, 6.67%, Due 8/1/01, $0.7                                    0.7            0.7
  United States Government               FNMA MTN, 5.50%, Due 1/8/04, $0.8                                    0.8            0.8
  United States Government               FNMA MTN, 6.16%, Due 5/8/03, $0.8                                    0.8            0.8
  United States Government               U.S. Treasury Note, 4.75%, Due 11/15/08, $1.1                        1.1            1.1
  United States Government               U.S. Treasury Note, 5.75%, Due 11/15/00, $3.2                        3.2            3.3
  United States Government               U.S. Treasury Note, 6.25%, Due 1/31/02, $18.1                       18.5           19.4
  United States Government               U.S. Treasury Note, 6.625%, Due 5/15/07, $2.3                        2.6            2.6
  United States Government               U.S. Treasury Note, 7.75%, Due 11/30/99, $18.3                      19.0           19.0
  United States Government               U.S. Treasury Note, 7.875%, Due 8/15/01, $0.4                        0.4            0.4
  United States Government               U.S. Treasury Note, 7.875%, Due 11/15/04, $0.5                       0.6            0.6
  United States Government               U.S. Treasury Note, 6.50%, Due 10/15/06, $2.0                        2.2            2.3
  United States Government               U.S. Treasury Bond, 12.75%, Due 11/15/10, $6.7                       9.9            9.9
  United States Government               U.S. Treasury Bond, 9.125%, Due 5/15/09, $5.5                        6.7            6.7
  United States Government               U.S. Treasury Bond, 12.50%, Due 8/15/14, $1.6                        2.7            2.7
  United States Government               FHLMC Multiclass, 5.50%, Due 3/15/07, $1.3                           1.3            1.3
  United States Government               FHLMC Multiclass, 5.75%, Due 3/15/07, $0.7                           0.7            0.7
  United States Government               FHLMC Multiclass, 5.75%, Due 11/15/17, $0.4                          0.4            0.4
  United States Government               FNMA Gtd Remic Pass, 5.40%, Due 12/25/06, $4.2                       4.2            4.2
  United States Government               FHLMC Gold Remic, 5.70%, Due 8/15/07, $2.7                           2.7            2.7
  United States Government               FHLMC Gold Remic, 6.50%, Due 9/15/05, $1.0                           1.0            1.0
  United States Government               FHLMC Gold Remic, 6.50%, Due 11/15/04, $1.1                          1.1            1.1
  United States Government               FNMA Gtd Remic Pass, 6.74%, Due 8/25/07, $2.1                        2.2            2.2
  San Diego County, California           Pension Obligation, 6.38%, Due 8/15/03, $0.8                         0.9            0.9
      Total Government Securities                                                                          $248.0         $250.9


  Corporate Securities:

  Associates Corp. N.A.                  Bond, 5.875%, Due 7/15/02, $2.0                                     $2.0           $2.0
  Beneficial Corp.                       Medium Term Note, 6.60%, Due 6/22/01, $2.9                           2.9            3.0
  CIT Group Holdings Inc.                Medium Term Sr. Note, 7.125%, Due 6/17/02, $1.6                      1.6            1.6
  Columbia University                    Medium Term Note, 8.65%, Due 2/21/03, $0.8                           0.9            0.9
  Com Ed Trans Fund Tr 98-1 A6           Bond, 5.63%, Due 6/25/09, $2.6                                       2.6            2.6
  Financing Corp.                        Cpn FICO Strips Ser 19, 0.00%, Due 6/6/03, $4.3                      3.5            3.5
  Ford Capital B V                       Gtd Note, 9.50%, Due 7/1/01, $1.7                                    1.9            1.9
  Ford Motor Credit Co.                  Medium Term Note, 6.11%, Due 12/28/01, $3.2                          3.1            3.3
  Ford Motor Credit Co.                  Note, 6.50%, Due 2/28/02, $2.7                                       2.7            2.8
  General Electric Cap. Corp.            Medium Term Note, 5.13%, Due 4/1/04, $1.8                            2.0            2.1


*	Party-in-interest to the Program.


                                                              - 12 -

                                 THE SAVINGS AND INVESTMENT PROGRAM FOR EMPLOYEES OF UNION CARBIDE
                                       CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

                              LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (CONTINUED)
                                                      (millions of dollars)

                                                                                                              December 31, 1998
Identity of Issuer                       Description of Investment (maturity value in millions of dollars)   Cost  Current Value
  Heller Financial Inc.                  Bond, 6.25%, Due 3/1/01, $1.9                                        1.9            2.0
  Household Fin. Corp.                   Note, 5.875%, Due 9/25/04, $2.1                                      2.1            2.1
  McDonalds Corp.                        Note, 6.00%, Due 6/23/12, $2.4                                       2.4            2.4
  Penn. Power & Light Co.                First Mortgage, 6.00%, Due 6/1/00, $4.5                              4.5            4.6
  Prime Property Funding II Inc.         Note 144A, 6.80%, Due 8/15/02, $2.3                                  2.3            2.4
  Sears Roebuck Accep. Corp.             Medium Term Note, 6.80%, Due 10/09/02, $1.9                          1.9            2.0
  Toyota Motor Credit Corp.              Shelf 1, 5.50%, Due 9/17/01, $1.9                                    1.9            2.0
  Worldcom Inc.                          Note, 6.125%, Due 8/15/01, $4.7                                      4.7            4.9
  Xerox Corp.                            Medium Term Note, 5.91%, Due 4/1/37, $4.5                            4.5            4.7
  3M ESOP                                Bond, 5.62%, Due 7/15/09, $2.0                                       2.0            2.0
  Advanta Credit Card Master Trust       Asset Backed Security 96-A, 6.00%, Due 11/15/05, $2.2                2.2            2.3
  Advanta Mortgage Loan Trust            Asset Backed Security 94-1, 6.30%, Due 7/25/25, $1.2                 1.2            1.2
  Armresco Residential Securities        Mtg Ln, 5.94%, Due 10/25/03, $3.5                                    3.5            3.5
  BankAmerica Mfg. Hsg.                  Asset Backed Security, 6.195%, Due 6/10/10, $3.7                     3.7            3.7
  Ford Credit Auto Owner Trust           Asset Backed Security 1998-C A4, 5.81%, Due 3/15/02, $2.3            2.3            2.4
  California Infrastructure & Edl Dev    Asset Backed Security, 6.48%, Due 12/26/09, $2.3                     2.3            2.4
  Daimler-Benz Auto                      Grantor Trust, 6.05%, Due 3/31/05, $2.5                              2.5            2.5
  First NBC Credit Card Master Trust     Asset Backed Security, 6.15%, Due 9/15/04, $3.8                      3.7            3.9
  Ford Credit Auto Loan Master Trust     Bond, 5.50%, Due 2/15/03, $5.0                                       5.0            5.1
  Ford Credit Auto Owner Trust           Bond, 6.30%, Due 1/15/01, $4.0                                       4.0            4.0
  Green Tree Financial Corp.             Asset Backed Security, 6.42%, Due 5/15/29, $2.9                      2.9            3.0
  Honda Auto                             Grantor Trust, 5.95%, Due 5/15/03, $2.1                              2.1            2.1
  MBNA Master Credit Card Trust          Asset Backed Security, 6.55%, Due 1/15/07, $4.2                      4.2            4.4
  Metris Master Trust                    Asset Backed Security, 6.87%, Due 10/20/05, $2.7                     2.7            2.9
  PNC Student Loan Trust                 Asset Backed Security, 6.728%, Due 1/25/07, $1.7                     1.7            1.8
  Armresco Residential Securities        Mtg Ln, 7.21%, Due 6/25/25, $3.4                                     3.5            3.5
  Chase Comm. Mtg. Sec. Corp.            CMO Remic, 6.39%, Due 11/18/08, $1.8                                 1.8            1.8
  Credit Suisse First Boston Mt Corp.    CMO Remic, 6.30%, Due 11/11/30, $0.8                                 0.8            0.8
  Credit Suisse First Boston Mt Corp.    CMO Remic, 6.96%, Due 6/20/29, $2.0                                  2.0            2.1
  Nynex Corp.                            Debenture, 9.55%, Due 5/1/10, $1.3                                   1.4            1.6
  Oakwood Mtg. Invs. Inc.                CMO Remic, 6.90%, Due 1/15/21, $2.3                                  2.3            2.4
  LB Mortgage Trust                      Mortgage Pass-Through Certificate 1992-1, 7.809%, Due 1/15/09, $2.2  2.2            2.4
  AT&T Cap. Corp.                        Medium Term Note, 6.26%, Due 2/18/99, $3.7                           3.7            3.8
  AMR Corp.                              Debenture, 10.00%, Due 2/1/01, $0.3                                  0.3            0.3
  AMR Corp.                              Medium Term Note, 9.125%, Due 10/24/01, $1.3                         1.4            1.4
  Capital One Bank                       Medium Term Bank Sr. Note, 7.20%, Due 7/19/99, $2.4                  2.4            2.5
  Chrysler Financial Corp.               Medium Term Note, 5.60%, Due 1/21/99, $1.5                           1.5            1.6
  Commonwealth Edison Co.                First Mortgage S-79, 9.125%, Due 10/15/21, $1.0                      1.1            1.1
  Ford Motor Credit Co.                  Bond, Due 8/27/01, $2.2                                              2.2            2.2
  Ford Motor Credit Co.                  Medium Term Note, Due 8/14/00, $5.0                                  5.0            5.0
  GMAC                                   Medium Term Note, Due 12/17/01, $4.5                                 4.5            4.5
  Heller Financial Inc.                  Medium Term Note, Due 9/25/00, $1.4                                  1.4            1.4
  Heller Financial Inc.                  Medium Term Note, 5.75%, Due 9/25/00, $1.5                           1.5            1.5
  Household Finance Co.                  Bond, Due 6/24/03, $2.7                                              2.7            2.7
  Lehman Brothers Holdings Inc.          Medium Term Note, Due 1/18/00, $5.0                                  5.0            5.0
  Lehman Brothers Holdings Inc.          Medium Term Note, 6.65%, Due 11/8/00, $1.4                           1.4            1.5
  MBNA America Bank                      Bond, Due 12/10/02, $2.0                                             2.0            2.0
  MCI Communications Corp.               Note, 6.125%, Due 4/15/02, $2.0                                      2.0            2.1
  Merrill Lynch & Co.                    Medium Term Note, Due 11/9/01, $6.0                                  6.0            6.0
  Ohio Edison Co.                        First Mtg, 6.875%, Due 9/15/99, $1.5                                 1.5            1.6
  Philip Morris Cos. Inc.                Bond, 7.00%, Due 7/15/05, $3.0                                       3.1            3.3
  Philip Morris Cos. Inc.                Note, 7.25%, Due 9/15/05, $2.0                                       2.1            2.1
  Reilly Mortgage Associates LLP         FHA Partnership Certificate, 7.45%, Due 10/1/23, $1.4                1.4            1.5
  Reilly Mortgage Associates LLP         Pass-Through Certificate, Due 2/1/23, $1.7                           1.7            1.7
  RJR Nabisco, Inc.                      Note, 8.625%, Due 12/1/02, $6.6                                      6.7            6.9
  Salomon, Inc.                          Medium Term Senior Note, Due 4/5/99, $2.5                            2.5            2.5
  TCI Communications Inc.                Medium Term Note, Due 4/3/02, $1.5                                   1.5            1.5
  Time Warner, Inc.                      Debenture, 8.11%, Due 8/15/06, $0.6                                  0.5            0.7
  Time Warner, Inc.                      Debenture, 8.18%, Due 8/15/07, $0.6                                  0.5            0.7
  Time Warner, Inc.                      Note, 7.975%, Due 8/15/04, $0.3                                      0.3            0.3
  Waste Management                       Note, 6.625%, Due 7/15/02, $1.9                                      1.9            2.0
  Green Tree Financial Corp.             Asset Backed Security, Due 8/15/29, $1.0                             1.0            1.0
  Pacificamerica Home Equity             Asset Backed Security Ln Ser, Due 3/25/28, $3.4                      3.4            3.4
  CWFC                                   CMO Remic, 6.00%, Due 5/25/09, $3.7                                  3.7            3.7
  AFC                                    Mtg Ln Tr 1996-3, 7.48%, Due 2/25/27, $2.1                           2.1            2.1
  DLJ Mortgage Accept. Corp.             Mortgage Pass-Through Certificate, Due 12/25/22, $0.9                0.9            0.9
  GMAC Commercial Mtg. Sec. Inc.         Pass-Through Certificate, 6.70%, Due 3/15/08, $1.5                   1.5            1.6
  Greenwich Cap. Accept., Inc.           Mortgage Pass-Through Certificate, Due 1/25/23, $0.4                 0.4            0.5
  Housing Secs. Inc.                     Mortgage Pass-Through Certificate, 6.50%, Due 7/25/09, $7.9          7.9            8.0
  Mtg Ln                                 Asset Backed Pass Through Certificate, Due 6/25/28, $2.2             2.2            2.2
  Ryland Mortgage Sec. Corp.             Collateralized Mortgage Bond, 8.10%, Due 6/25/23, $2.2               2.3            2.3
  Sears Mortgage Sec. Corp.              Mortgage Pass-Through Certificate, Due 4/25/23, $0.5                 0.5            0.5
  Resolution Trust Corporation           Mortgage Pass-Through Security, Due 1/25/20, $0.8                    0.8            0.8
  Avalon Bay Community Inc.              Senior Note, 6.80%, Due 7/15/06, $0.8                                0.8            0.8
  Bayerische Landesbank                  Bond, 6.375%, Due 10/15/05, $2.7                                     2.9            2.9
  Cendant Corp.                          Bond, 7.75%, Due 12/1/03, $2.3                                       2.3            2.3


*	Party-in-interest to the Program.

                                                              - 13 -

                               THE SAVINGS AND INVESTMENT PROGRAM FOR EMPLOYEES OF UNION CARBIDE
                                       CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

                              LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (CONTINUED)
                                                      (millions of dollars)
                                                                                                              December 31, 1998
Identity of Issuer                       Description of Investment (maturity value in millions of dollars)   Cost  Current Value
  Commercial Net Lease Realty Inc.       Note, 7.125%, Due 3/15/08, $0.4                                      0.4            0.4
  Continental Airlines                   Pass-Through Security, 6.41%, Due 4/15/07, $2.0                      2.0            2.0
  Corporate Property Invs.               Note, 7.75%, 8/15/04, $0.8                                           0.8            0.8
  Duke Realty LLP                        Note, 6.75%, Due 5/30/08, $0.2                                       0.2            0.2
  Enron Corp.                            Note, 6.725%, Due 11/15/37, $0.7                                     0.7            0.7
  EOP Oper. Ltd. Partnership             Note, 6.50%, Due 6/15/04, $0.8                                       0.8            0.8
  ERP Oper. Ltd. Partnership             Bond, 6.63%, Due 4/13/05, $0.8                                       0.8            0.8
  ERP Oper. Ltd. Partnership             Note, 7.57%, Due 8/15/26, $1.0                                       1.0            1.0
  First Union Corp.                      Note, 6.55%, Due 10/15/35, $0.5                                      0.6            0.6
  Ford Motor Credit Co.                  Note, 6.55%, Due 9/10/02, $0.3                                       0.3            0.3
  GE Cap. Corp.                          Bond, 6.50%, Due 11/1/06, $1.9                                       2.0            2.1
  GMAC                                   Bond, 5.75%, Due 11/10/03, $1.6                                      1.6            1.6
  Goldman Sachs Group LLP                Bond, 7.20%, Due 3/1/07, $0.3                                        0.3            0.3
  Goldman Sachs Group LLP                Note, 6.75%, Due 2/15/06, $0.8                                       0.8            0.9
  GTE Corp.                              Bond, 9.375%, Due 12/1/00, $0.5                                      0.5            0.5
  Household Netherland BV                Bond, 6.20%, Due 12/1/03, $1.4                                       1.4            1.4
  Hrpt Properties Trust                  Senior Note, 6.875%, 8/26/02, $1.1                                   1.1            1.1
  Lehman Brothers Holdings Inc.          Note, 7.375%, Due 5/15/07, $0.2                                      0.2            0.2
  McDonalds Corp.                        Bond, 5.90%, Due 5/11/01, $1.2                                       1.2            1.2
  Metropolitan Life Ins. Co.             Note, 6.30%, Due 11/1/03, $1.0                                       1.0            1.0
  Nationsbank Corp.                      Senior Note, 6.375%, Due 5/15/05, $2.1                               2.2            2.2
  News America Inc.                      Senior Note, , 6.75%, Due 1/9/38, $0.7                               0.7            0.7
  Owens Corning                          Note, 7.70%, Due 5/1/08, $0.5                                        0.5            0.6
  Pacificorp                             Bond, 7.00%, Due 7/15/09, $0.4                                       0.4            0.4
  Prudential Ins. Co. Amer.              Note, 7.65%, Due 7/1/07, $0.8                                        0.9            0.9
  Racers Kellogg                         Restructured Asset Certificate, 5.75%, 2/2/01, $1.5                  1.5            1.6
  Rite Aid Corp.                         Bond, 6.00%, Due 10/1/03, $0.4                                       0.4            0.4
  Salomon, Inc.                          Note, 7.30%, Due 5/15/02, $1.0                                       1.0            1.1
  Simon Debartolo Group Inc.             Note, 6.875%, Due 11/15/06, $0.3                                     0.3            0.3
  Simon Debartolo Group LLP.             Note, 7.00%, Due 6/15/28, $0.8                                       0.8            0.8
  Simon Debartolo Group LLP.             Note, 6.875%, Due 10/27/05, $0.5                                     0.5            0.5
  Star Banc Corp.                        Bond, 5.875%, Due 11/1/03, $0.7                                      0.7            0.7
  Sum Comtys Oper. Ltd. Partnership      Bond, 6.77%, Due 5/14/15, $0.3                                       0.3            0.3
  Tyco Intl. Group                       Note, 6.125%, Due 11/1/08, $1.3                                      1.3            1.4
  Walmart Stores Inc.                    Bond, 5.85%, Due 6/1/00, $2.0                                        2.0            2.1
  Walt Disney Co.                        Medium Term Note, 5.62%, Due 12/1/08, $0.6                           0.6            0.6
  Westdeutsche Landesbank                Bond, 6.75%, Due 6/15/05, $0.3                                       0.3            0.3
  Xerox Credit Corp.                     Bond, 5.40%, Due 9/11/00, $1.0                                       1.0            1.0
  American Express Credit                Asset Backed Security, 6.80%, Due 12/15/03, $2.0                     2.0            2.1
  California Infrastructure & Edl Dev    Asset Backed Security, 6.42%, Due 9/25/08, $3.5                      3.5            3.6
  Capita Equip.                          Receivables Trust 1996-1, 6.28%, Due 6/15/00, $1.1                   1.1            1.1
  Capita Equip.                          Receivables Trust 1997-1, 6.19%, Due 2/15/02, $1.5                   1.5            1.5
  Chase Credit Card Master Trust         Asset Backed Security, 6.30%, Due 4/15/03, $1.2                      1.2            1.2
  Chase Manhattan Auto Owner Trust       Asset Backed Security, 5.80%, Due 2/17/03, $2.3                      2.2            2.3
  Consumer Trust                         Asset Backed Security, 6.05%, Due 5/15/01, $0.9                      0.9            0.9
  Discover Card Master Trust             Asset Backed Security, 5.75%, Due 10/16/03, $1.8                     1.7            1.8
  First USA Credit Card Master Trust     Asset Backed Security, 6.42%, Due 3/17/05, $2.1                      2.1            2.1
  Ford Credit Auto Ln. Master Trust      Asset Backed Security, 5.50%, Due 2/15/03, $1.5                      1.4            1.5
  Ford Credit Auto Owner Trust           Asset Backed Security, 5.85%, Due 10/15/01, $0.4                     0.4            0.4
  Harley-Davidson Eaglemark Mot. Tr.     Asset Backed Security, 5.94%, Due 2/15/04, $1.5                      1.5            1.5
  Nationsbank Auto Owner Trust           Asset Backed Security, 6.375%, Due 7/15/00, $0.6                     0.6            0.6
  Sears Credit Account Master Trust      Asset Backed Security, 6.20%, Due 7/16/07, $1.7                      1.7            1.7
  Standard Cr. Card Master Trust         Asset Backed Security, 7.25%, Due 4/7/06, $1.0                       1.0            1.1
  Standard Cr. Card Master Trust         Asset Backed Security, 8.25%, Due 11/7/01, $2.3                      2.4            2.4
  Textron Financial Corp. Rec. Trust     Asset Backed Security, 6.05%, Due 3/16/09, $0.7                      0.7            0.7
  Chevron Corp. Profit Sharing Plan Tr.  CMO Remic, 8.11%, Due 12/1/04, $2.0                                  2.1            2.2
  Copelco Cap. Fdg. Trust                CMO Remic, 5.92%, Due 7/15/03, $1.2                                  1.2            1.3
  JCP Master Cr. Card Trust              CMO Remic, 5.50%, Due 6/15/07, $2.8                                  2.8            2.8
  World Omni Automobile Lease            CMO Remic, Due 12/15/04, $0.9                                        0.9            0.9
      Total Corporate Securities                                                                           $275.9         $282.5


  International Securities, denominated in U.S. dollars:

  Province of Ontario, Canada            Note, 8.00%, Due 10/17/01, $1.8                                     $2.0           $2.0
  Province of Quebec, Canada             Medium Term Note, 6.29%, Due 3/6/26, $2.8                            2.8            3.1
  Province of Quebec, Canada             Medium Term Note, 5.735%, Due 3/2/26, $3.5                           3.5            4.0
  African Dev. Bank                      Senior Note, 6.75%, Due 10/1/04, $2.8                                2.9            3.0
  Asian Dev. Bank                        Bond, 5.82%, Due 6/16/28, $0.4                                       0.4            0.4
  Government Trust Certificate, Israel   Bond, 9.40%, Due 5/15/02, $1.5                                       1.5            1.6
  Inter Amer. Dev. Bank                  Bond, 8.40%, Due 9/1/09, $1.9                                        2.3            2.4
  Republic of Italy                      Bond, Due 1/10/01, $1.5                                              1.3            1.3
  Province of Ontario, Canada            Bond, 7.75%, Due 6/4/02, $1.1                                        1.2            1.2
      Total International Securities                                                                        $17.9          $19.0



*	Party-in-interest to the Program.


                                                              - 14 -


                                THE SAVINGS AND INVESTMENT PROGRAM FOR EMPLOYEES OF UNION CARBIDE
                                       CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

                              LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (CONTINUED)
                                                      (millions of dollars)
                                                                                                              December 31, 1998
Identity of Issuer                       Description of Investment (maturity value in millions of dollars)   Cost  Current Value
Commercial Paper, Certificates of Deposit and U.S. Treasury Bills:

  United States Government               U.S. Treasury Bill, Due 3/4/99, $0.4                                $0.4           $0.4
  United States Government               U.S. Treasury Bill, Due 5/27/99, $0.4                                0.4            0.4
  United States Government               U.S. Treasury Bill, Due 2/4/99, $0.1                                 0.1            0.1
  Bank Tokyo-Mitsubishi Ltd.             Certificate of Deposit, 5.94%, Due 1/19/99, $3.0                     3.0            3.1
  General Electric Cap. Corp.            Commercial Paper, Discounted, Due 1/11/99, $5.0                      5.0            5.0
      Total Commercial Paper, Certificates of Deposit and U.S. Treasury Bills                                $8.9           $9.0


  Unsettled purchase and sale transactions:

  United States Government               U.S. Treasury Note, 0.00%, Due 11/15/01                             $3.4           $3.4
  United States Government               U.S. Treasury Note, 0.00%, Due 8/15/01                              (3.7)          (3.7)
  United States Government               U.S. Treasury Bond, 7.875%, Due 2/15/21                             (0.5)          (0.5)
  United States Government               FHLMC TBA Gold, 7.50%, Due 1/15/49                                  20.5           20.5
  United States Government               FHLMC Corp PC 846183, Due 1/1/24                                     0.1            0.1
  United States Government               FHLMC TBA Gold, 7.50%, Due 1/15/49                                 (20.5)         (20.5)
  United States Government               GNMA TBA, 6.50%, Due 1/15/49                                        (5.0)          (5.0)
  United States Government               GNMA TBA, 6.50%, Due 1/15/49                                        (0.6)          (0.6)
  United States Government               GNMA TBA, 6.50%, Due 1/15/49                                       (11.9)         (11.9)
  United States Government               U.S. Treasury Note, 6.25%, Due 1/31/02                               0.8            0.8
  United States Government               U.S. Treasury Note, 6.50%, Due 10/15/06                             (0.9)          (0.9)
  United States Government               FNMA Medium Term Note, 5.50%, Due 1/8/04                            (0.8)          (0.8)
  Pacificamerica Home Equity             Asset Backed Security Ln Ser, Due 3/25/28                            0.1            0.1
      Total unsettled purchase and sale transactions                                                       $(19.0)        $(19.0)

      Total Fixed Income Fund (exclusive of $(15.2) million wrapper insurance)                             $773.2         $784.5

      GRAND TOTALS                                                                                       $1,426.5       $2,104.9

*	Party-in-interest to the Program.




      THE SAVINGS AND INVESTMENT PROGRAM FOR EMPLOYEES OF UNION CARBIDE
             CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

                Line 27d - Schedule of Reportable Transactions
                          Year Ended December 31, 1998
                              (millions of dollars)

Identity of                                  Purchase   Cost of     Current
Party Involved                               Price      Asset       Value

Description                                  Selling    Expense     Net Gain
of Asset                                     Price      Incurred    (Loss)

Single transactions:
   Chase Manhattan Bank                     $  1.00    $  145.0    $  145.0
   Enhanced Cash Investment Fund                n/a           -         n/a

   Chase Manhattan Bank                         n/a       145.0       145.0
   Enhanced Cash Investment Fund               1.00           -           -

   Chase Manhattan Bank                         n/a       124.7       124.7
   Enhanced Cash Investment Fund               1.00           -           -

Series of transactions in the same security:

   Union Carbide Corporation              36.75 -  55.75   87.5        87.4
   Common Stock                                 n/a         0.1         n/a

   Union Carbide Corporation                    n/a        98.5       152.3
   Common Stock                           37.25 -  55.13    0.1        53.7

   U.S. Government                        81.17 -  88.02   55.3        55.3
   Treasury Note, 0.00%, Due 11/15/01           n/a           -         n/a

   U.S. Government                              n/a        59.3        61.1
   Treasury Note, 0.00%, Due 11/15/01     81.21 -  87.96      -         1.8

   U.S. Government                       102.98 - 103.54   65.6        65.6
   Treasury Note, 7.75%, Due 11/30/99           n/a           -         n/a

   U.S. Government                              n/a        60.4        60.2
   Treasury Note, 7.75%, Due 11/30/99    102.81 - 103.96      -        (0.2)

Series of transactions in the same security and with the same party:

   Chase Manhattan Bank                        1.00       933.2       933.2
   Enhanced Cash Investment Fund                n/a           -         n/a

   Chase Manhattan Bank                         n/a       956.5       956.5
   Enhanced Cash Investment Fund               1.00           -           -


n/a = not applicable

                                     SIGNATURE





      Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee of the Program has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.








                                The Savings and Investment Program for
                                Employees of Union Carbide Corporation
                                and Participating Subsidiary Companies





Date: June 25, 1999             By:        /S/John K. Wulff
                                Name:      JOHN K. WULFF
                                Title:     Vice-President, Chief
                                           Financial Officer
                                           and Controller
                                           Union Carbide Corporation

                           Independent Auditors' Report


To the Program Administrators of The Savings and Investment
Program for Employees of Union Carbide Corporation and
Participating Subsidiary Companies:

We have audited the accompanying statement of net assets available for benefits of The Savings and Investment Program for Employees of Union Carbide Corporation and Participating Subsidiary Companies ("the Program") as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Program's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Program as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Program are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Program's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





                                               /s/KPMG LLP

Stamford, Connecticut
June 14, 1999

                                   EXHIBIT INDEX




Exhibit                                                             Page
  No.                       Exhibit                                  No.


  23       Independent Auditors' Consent                             20